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                         February 8, 2024

       Michael DePasquale
       Chief Executive Officer
       Bio-Key International Inc.
       101 Crawfords Corner Road, Suite 4116
       Holmdel, NJ 07733

                                                        Re: Bio-Key
International Inc.
                                                            Registration
Statement on Form S-1
                                                            File No. 333-276773
                                                            Filed January 30,
2024

       Dear Michael DePasquale:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Edwin
Kim at 202-551-3297 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Technology
       cc:                                              Vincent Vietti, Esq.